FOR RELEASE NOVEMBER 8, 2007CONTACT:  Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Revenue for the
Third Quarter 2007

(Calgary, Alberta, Canada, November 8, 2007) — NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today reported its financial results for the third quarter ended September 30, 2007.

Revenues in the third quarter 2007 were CDN $23.3 million (US $22.2 million), compared to CDN $19.0 million (US $16.9 million) in the similar period a year ago.  Net income for the third quarter 2007 was CDN $5.3 million (US $5.1 million) or CDN $0.60 (US $0.57) per share (diluted), compared to a net income of CDN $5.6 million (US $5.0 million) or CDN $0.63 (US $0.56) per share (diluted) in the similar period a year ago.

Revenues in the nine months ended September 30, 2007 were CDN $65.3 million (US $59.2 million), compared to CDN $58.4 million (US $51.3 million) in 2006.  The Company is reporting net income for the nine months ended September 30, 2007 of CDN $16.3 million (US $14.8 million) or CDN $1.84 (US $1.67) per share (diluted), compared to net income of CDN $16.3 million (US $14.3 million) or CDN $1.84 (US $1.61) per share (diluted), in the 2006 period.

“Revenue for the third quarter of 2007 grew 23% compared to the similar period last year, and surpasses our previous record achieved during the second quarter 2007,” said Jon Ladd, President and CEO.  “We were able to achieve this despite the continued weakening of the US dollar relative to the Canadian dollar, which adversely affected revenue by approximately $1.6 million during the quarter, relative to the third quarter a year ago.”

“Growth was primarily driven by our largest customer category, Special Applications, with revenue of $15.7 million, an improvement of 24% over the similar period in 2006,” continued Ladd.  Revenue growth in the quarter was the result of increased shipments of precise positioning components into Asia and strong sales into the precision agriculture market.  Revenue from shipments to Leica Geosystems AG, despite declining 5% compared to the third quarter 2006, accounted for approximately 18% of total revenue for the quarter.  Sales related to Antcom Corporation, which NovAtel acquired on September 18, 2007, contributed $0.3 million to revenue.

Revenue in the Geomatics category increased 42% to $4.7 million in the third quarter 2007, compared to the third quarter 2006.  The majority of the Geomatics revenue is comprised of the composite business attributable to Point, Inc., NovAtel’s joint venture with Sokkia Co. Ltd.  During the quarter, the Company reverted to its standard accounting policy of recognizing revenue at the point of shipment instead of upon collection of payment from Point, which provided a benefit of approximately $0.6 million to Geomatics revenue in the current quarter.

Third quarter 2007 revenue of $2.8 million from the Aerospace and Defence category declined by 7% over the similar period a year ago, largely due to timing of deliveries under large, government-funded contracts. The majority of the third quarter 2007 revenue was derived from the achievement of project milestones associated with Europe’s future Galileo system.

“Our third quarter 2007 revenue growth over the comparable period last year was dampened by approximately 6% due to the effect of the US dollar, which continued to weaken relative to the Canadian dollar.  Net income for the current quarter declined to $5.3 million, compared to $5.6 million in the third quarter of last year, primarily due to legal costs relating to an intellectual property dispute and the impact of foreign exchange.  Gross margins remained strong at 61.1% of revenue in the current quarter,” said Werner Gartner, Executive Vice President and CFO at NovAtel.

Foreign Exchange

Although approximately 98% of NovAtel’s revenues in the first nine months of 2007 were earned in US dollars, the financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.14 per US dollar in all of 2006 to a rate of approximately CDN $1.00 per US dollar as of September 30, 2007.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:
	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2007	2006	2007	2006
Canadian dollar per US dollar	1.051	1.124	1.102	1.140

* * * * *
Due to the pending tender offer by Hexagon for all the outstanding shares of NovAtel, NovAtel will not host a conference call to discuss further the third quarter 2007 financial results.

About NovAtel

NovAtel Inc. (NASDAQ:NGPS) is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems that afford its customers rapid integration of precise positioning technology.  The Company’s mission is to provide exceptional return on investment and outstanding service to our customers.  An ISO 9001 certified company, NovAtel is focused on developing quality OEM products including receivers, antennas, enclosures and firmware that are integrated into high precision positioning applications worldwide.  These applications include surveying, Geographical Information System (GIS) mapping, precision agriculture machine guidance, port automation, mining, marine and defence industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India.  The Company is committed to providing its customers with advanced positioning technology through significant R&D investment focusing on the modernized Global Positioning System (GPS), the revitalized Russian GLONASS and the emerging European Galileo satellite systems, as well as the integration of additional complementary technologies such as Inertial Measurement Units (IMUs).  For more information, visit www.novatel.com.

Certain statements in this press release are forward-looking statements.  These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities.  Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, the impact and timing of large orders, dependence on key customers, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, including the proposed acquisition of NovAtel Inc. by Hexagon AB and proposed merger between Sokkia Co. Ltd. and Topcon Corp., vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2006 and other SEC filings, many of which are beyond the control of NovAtel.  These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements.  These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, Canadian dollars)
(Unaudited)
	Sep. 30,	Dec. 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$9,418	$3,853
Short-term investments	42,760	45,454
Accounts receivable	17,975	13,697
Related party receivables	788	920
Related party notes receivable	324	378
Inventories	10,721	8,075
Prepaid expenses and deposits	1,983	578
Future income tax asset	4,137	3,356
Total current assets	88,106	76,311

Capital assets	7,536	6,079
Intangible assets and goodwill	12,980	8,213
Other assets	1,041	816
Deferred development costs	1,044	1,253
Future income tax asset	4,740	4,296
Total assets	$115,447	$96,968
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$12,089	$12,336
Income tax payable	139	—
Related party payables	30	72
Notes payable	463	541
Deferred revenue and customer deposits	905	692
Provision for future warranty costs	887	816
Future income tax liabilities	142	—
Total current liabilities	14,655	14,457

Future income tax liabilities	859	—
Licence fee payable	155	691
Deferred gain on sale/leaseback of capital assets	147	231
Total liabilities	15,816	15,379

Shareholders' equity:
Capital stock	41,904	40,953
(Common shares issued and outstanding: 8,633 atSeptember 30, 2007 and 8,529 at Dec. 31, 2006)
Contributed surplus	2,460	1,647
Retained earnings	55,267	38,989
Accumulated other comprehensive income (loss)	―	―
Total shareholders' equity	99,631	81,589
Total liabilities and shareholders' equity	$115,447	$96,968

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (in Canadian $ thousands, except per share data)
(Unaudited)

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2007	2006	2007	2006
Revenues:
Product sales	$21,673	$18,230	$62,271	$54,910
NRE fees	1,665	793	3,027	3,528
Total revenues	23,338	19,023	65,298	58,438

Cost of sales:
Cost of product sales	7,929	6,296	23,371	20,684
Cost of NRE fees	1,148	609	2,051	2,170
Total cost of sales	9,077	6,905	25,422	22,854

Gross profit	14,261	12,118	39,876	35,584

Operating expenses:
Research and development	4,238	3,480	12,525	10,003
Selling and marketing	2,126	1,984	5,863	5,632
General and administration	2,819	2,031	7,221	5,617
Foreign exchange (gain) loss	517	(69)	423	79
Total operating expenses	9,700	7,426	26,032	21,331

Operating income	4,561	4,692	13,844	14,253

Interest income, net	586	468	1,600	1,135
Other expense	(9)	(56)	(130)	(139)

Income from operations before income taxes	5,138	5,104	15,314	15,249

Income taxes
Current provision	120	96	261	276
Future income tax expense (benefit)	(327)	(600)	(1,225)	(1,373)

Net income	$5,345	$5,608	$16,278	$16,346

Net income per share (basic)	$0.62	$0.66	$1.90	$1.94

Weighted average shares outstanding (basic)	8,622	8,475	8,583	8,429

Net income per share (diluted)	$0.60	$0.63	$1.84	$1.84

Weighted average shares outstanding (diluted)	8,852	8,917	8,832	8,860

NOVATEL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian $ thousands)
(Unaudited)

	Three months ended				Nine Months Ended
	Sep. 30, 2007		Sep. 30, 2006		Sep. 30, 2007		Sep. 30, 2006
Operating activities:
Net income		$5,345		$5,608		$16,278		$16,346
Charges and credits to operations not involving an outlay of cash:
Amortization		936		851		2,767		2,522
Loss (gain) on disposal of capital assets		—		15		9		(13)
Current income tax provision and future income tax benefit		(249)		(514)		(1,307)		(1,380)
Stock-based compensation expense		438		872		1,020		1,693
Amortization of deferred gain on sale/leaseback of capital assets		(28)		(28)		(84)		(83)
Accretion on royalty payable		55		―		167		―
Net change in non-cash working capital related to operations:
(Increase) decrease in accounts receivable and related party receivables		(1,790)		379		(3,326)		(2,736)
Increase in inventories		(1,038)		(1,001)		(1,344)		(2,891)
(Increase) decrease in prepaid expenses and deposits		(1,229)		148		(1,334)		(332)
Increase (decrease) in accounts payable, accrued liabilities and related party payables		1,194		603		(1,640)		918
Increase in deferred revenue and customer deposits		167		153		213		506
Increase in provision for future warranty costs		24		49		71		209
Decrease (increase) in other assets		(389)		―		(225)		―
Cash provided by operating activities		3,436		7,135		11,265		14,759
Financing activities:
Issuance of shares		130		373		744		846
Related party notes receivable		83		12		—		(351)
Notes payable		(82)		(14)		—		510
Effect of exchange rate changes on financing activities		(10)		2		(24)		(2)
Cash provided by financing activities		121		373		720		1,003
Investing activities:
Purchase of capital and intangible assets		(1,895)		(2,465)		(4,402)		(4,548)
Proceeds from disposal of capital assets		―		—		―		35
Purchase of short-term investments		(3,344)		(10,843)		(38,032)		(36,993)
Proceeds from short-term investments		12,544		9,358		40,726		30,681
Acquisition of Antcom, Inc., net of cash acquired		(4,712)		—		(4,712)		—
Cash provided by (used in) investing activities		2,593		(3,950)		(6,420)		(10,825)

Increase in cash and cash equivalents		6,150		3,558		5,565		4,937
Cash and cash equivalents, beginning of period		3,268		4,100		3,853		2,721
Cash and cash equivalents, end of period		$9,418		$7,658		$9,418		$7,658
Interest paid related to bank advances and capital lease obligations	$	―	$	―	$	―	$	―
Income taxes paid		$42		$10		$343		$283